Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

ANOTHER MAJOR MILESTONE FOR KIBALI AS MILLS ARRIVE AT SITE ON SCHEDULE

London, United Kingdom, 3 December 2012 - Development of the giant Kibali gold project in the Democratic Republic of Congo has achieved another significant advance with the arrival on site of the two giant ball mills which will form the heart of its metallurgical plant. Kibali will be one of the largest gold mines in Africa when it goes into production at the end of next year.

The two European-built 7 megawatt mills, each weighing 170 tonnes, were transported in six sections initially from Antwerp and then by road from the port of Mombasa in Kenya through Uganda to Doko in the northeast of the DRC, a trip of 1 800 kilometres which took some six weeks. The mills, which are scheduled to be set on their foundations at the plant early next year, are capable of a combined annual throughput of 7.2 million tonnes of ore.

Kibali is being developed by project co-owner Randgold Resources, which will also operate the mine. Randgold chief executive Mark Bristow said today that with the on-schedule arrival of the mills, all the major equipment for the mine was either on site or en route. Speaking at a Randgold investor day in London, Bristow said the successful completion of this complex exercise in logistics was in line with the rapid progress the project team was making with all aspects of Kibali’s development. It was also a tribute to the regional experience and expertise of logistics company Freight Forwarders Kenya and Randgold’s philosophy of partnership with its suppliers.

Open pit mining is already underway and work has started on the development of the twin declines. The sinking of the vertical shaft for the underground mine is expected to start in the first quarter of next year. In addition, the whole mine footprint has been cleared for development with the continuing relocation programme of villagers from the mine area to the new model village of Kokiza, where houses are being built at the rate of in excess of 50 per week.

ENQUIRIES:

Mark Bristow, Kibali chairman & Randgold Resources CEO +223 6675 0122 / +44 788 071 1386	Willem Jacobs, Randgold GM operations Central & East Africa +243 991 001 222

Louis Watum, GM Kibali Goldmines +243 994 035 464 / +243 817 153 062	Kathy du Plessis, Randgold investor & media relations +44 20 7557 7738 / randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.